Exhibit (12)(b)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31, 2004		Years Ended December 31,
(In thousands)			2003	2002
Pretax income from continuing operations	$95,095		353,773	248,622
Fixed charges, excluding preferred stock dividends and capitalized interest	1,331		6,460	10,546

Earnings (A)	$96,426		360,233	259,168

Interest	$1,331		6,460	10,546
One-third of rents	—		—	—
Preferred stock dividends	42,474		171,937	18,350
Capitalized interest	—		—	—

Fixed charges (B)	$43,805		178,397	28,896

Consolidated ratios of earnings to fixed charges (A)/(B)	2.20	x	2.02	8.97

Since the amount of fixed charges for the year ended December 31, 2001, are not material, the related consolidated ratio of earnings to fixed charges and preferred stock dividends is not meaningful, and therefore has been omitted from this Exhibit.